DIAMONDBACK ENERGY, INC.
500 West Texas, Suite 1200
Midland, TX 79701

June 9, 2022

VIA EDGAR

United States Securities and Exchange Commission The Division of Corporation Finance
Office of Natural Resources 100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Michael Purcell
Ethan Horowitz

Re:	Diamondback Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-35700
Gentlemen:

Diamondback Energy, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated May 25, 2022 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 24, 2022.

As discussed in a telephone call with the Staff on June 6, 2022, the Company has requested that the deadline for responding to the Comment Letter be extended to June 23, 2022.

As discussed with the Staff, this letter will confirm that the Company will submit its response to the Comment Letter on or before June 23, 2022.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (432) 245-6007 or Matt Zmigrosky, Executive Vice President, General Counsel and Secretary of the Company, at (432) 247-6229.

Sincerely,

/s/ Kaes Van’t Hof

Kaes Van’t Hof
President and Chief Financial Officer

cc:	Matt Zmigrosky
Executive Vice President, General Counsel and Secretary of the Company

John Goodgame
Akin Gump Strauss Hauer & Feld LLP